                                                                    Exhibit 99.3

December 4, 2008

NitroMed, Inc.
45 Hayden Avenue, Suite 3000
Lexington, MA  02421
Attention:  Kenneth M. Bate, CEO

Gentlemen,

We are writing to express our sincere disappointment in your decisions regarding the divestiture of the BiDil assets and the merger with Archemix and to offer a substantially better value to NitroMed shareholders.

Deerfield Management and its affiliates ("Deerfield") are investors in over 100 healthcare companies and employ one of the largest investment staffs globally focused solely on the evaluation of healthcare equities. In its fifteen year history, Deerfield has always maintained a passive stance in all publicly traded portfolio companies for which Deerfield has held a reportable position. It is
Deerfield's firm policy to do everything possible to work privately with managements and boards to achieve value for all stakeholders rather than to wage contentious public debates.

Unfortunately, the decisions of the NitroMed Board have placed us in the untenable position of neither being able to sell our shares at a reasonable price, nor receiving any value for the company's assets which are being entirely divested. Instead, the Board has determined to sell all of the BiDil assets and apply the proceeds of that sale, together with existing cash balances, for the benefit of a company that will be 70% owned by shareholders of Archemix.

                                    DEERFIELD

  780 THIRD AVENUE 37TH FLOOR NEW YORK, NY 10017 212-551-1600 Fax 212-599-3075
                        Email: info@deerfieldpartners.com

Archemix is an early stage biotechnology company with only Phase I data whose products will require substantial investment to reach concrete proof of concept.
Despite substantial future cash needs and little clinical data, NitroMed shareholders have been allotted a scant 30% of the combined company in exchange for NitroMed's cash, implying a value for Archemix of approximately $100 million. There are virtually no examples of public biotechnology companies with only Phase I data which have a comparable economic value today. In fact, we believe that in the current financing environment a majority of these companies have negative enterprise values. Even looking at biotechnology companies with credible products in Phase III development targeting large markets and retaining full economics, a high percentage have economic values lower than that proposed for Archemix. It is hard to conceive of a comparative valuation metric that makes this transaction look favorable for NitroMed shareholders. In addition, it is apparent that development of the Archemix pipeline will require substantially more cash than will be available post merger to bring forward products through clinical development. This ensures that either these assets will also be divested or that there will be even further dilution to NitroMed shareholders.

The market reaction to these initiatives is instructive of shareholder sentiment towards NitroMed's announced plans. As indicated in the Exhibits to this letter, the share price and trading volume have declined by 80% and 95%, respectively, since NitroMed's original announcement of its intention to pursue strategic alternatives. Furthermore, since the announcement of the two recent transactions, the share price has continued to decline on low trading volume.
This in turn provides shareholders who have patiently waited for value from the
BiDil assets no recourse: there is no liquidity to sell shares, nor a share price which provides more than a small fraction of the cash value received by the company.

The outsized valuation placed on Archemix, the substantial conflicts of interests which surround this transaction and what we believe to be material omissions to the preliminary proxy collectively call into question whether the fairness requirements imposed by Delaware law have been satisfied. In this regard, conversations which involved offers for NitroMed shares instead of cash payments to the company were neither pursued by the company nor described in the preliminary proxy. The person conducting the negotiations had the choice of losing his job if shares of NitroMed were sold or to become the CEO of a new company if a transaction were structured to keep the cash in the company. And, we understand, several members of the NitroMed Board have economic interests in
Archemix.

Simple math would suggest that the value of the cash on your balance sheet plus the amounts received for the sale of BiDil less the value of unwinding all obligations could allow a distribution to shareholders of $0.50 per share and potentially a good deal more. Despite the complications involved in unwinding the company, we view this as a substantially better outcome than the alternative approved by the Board.

                                    DEERFIELD

  780 THIRD AVENUE 37TH FLOOR NEW YORK, NY 10017 212-551-1600 Fax 212-599-3075
                        Email: info@deerfieldpartners.com

Given no ability to sell shares at a reasonable price, no interest in owning a tiny share in a nascent biotechnology company with no proof of concept, and no interest expressed by the Board to distribute the cash proceeds from the sale of
BiDil, we have limited alternatives that fulfill our fiduciary duty to our investors. As a consequence, we are extending to you an offer to acquire the entire company for $0.50 per share in cash, the amount we are confident could be distributed to shareholders after the sale of the BiDil assets and wind down of other obligations. In addition, we will provide the Company with a "go-shop"
right, giving the Board 30 days after the announcement of the transaction to solicit offers from other interested parties. Because we are focused on maximizing shareholder value, we will also waive any and all rights to a break-up fee and seek only the reimbursement of our out-of-pocket expenses in the event the Board accepts a superior competing offer during the "go-shop"
period.

From the standpoint of shareholders this proposal is superior to the other transactions currently proposed by the Board. Despite the information provided in your disclosures and conference calls to drum up interest in Archemix, the stock and its trading volume have languished. In contrast, we offer an amount which is approximately 100% above the price of NitroMed's shares prior to the announcement of the BiDil asset sale and 200% above the closing price of
NitroMed stock on December 3, 2008. Of course our offer also provides for the payment of the proceeds immediately to NitroMed shareholders as opposed to the complicated disbursement that would occur over time were the company to receive the cash instead of shareholders.

While our offer is subject to customary closing conditions and extremely limited confirmatory due diligence, it is not subject to any financing conditions.
Deerfield manages in excess of $2 billion in assets and can close at any time without any external dependence for financing. This letter is not intended to create or reflect any legally binding obligation by us regarding the proposed transaction and no such obligation shall arise unless and until a mutually acceptable definitive agreement is executed.

Given the alternative plans disclosed by the company and the sensitive timing issues involved, we look forward to discussing the above with you promptly. In compliance with our disclosure obligations as a 12% holder of the common shares, we intend to attach a copy of this letter to an amendment to our Schedule 13D filed with the SEC.

                                    DEERFIELD

  780 THIRD AVENUE 37TH FLOOR NEW YORK, NY 10017 212-551-1600 Fax 212-599-3075
                        Email: info@deerfieldpartners.com

Yours sincerely,

/s/ James E. Flynn

James E. Flynn
General Partner
Deerfield Management

                                    DEERFIELD

  780 THIRD AVENUE 37TH FLOOR NEW YORK, NY 10017 212-551-1600 Fax 212-599-3075
                        Email: info@deerfieldpartners.com

Exhibit 1: Share Price Data

$1.40
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
Closing Share Price
1/16/2008
2/13/2008
3/12/2008
4/9/2008
5/7/2008
6/4/2008
7/2/2008
7/30/2008
8/27/2008
9/24/2008
10/22/2008
11/19/2008
Date
Share price is down 80% since announcing intent to explore strategic alternatives

Exhibit 2: Trading Volume Data

$4,000,000
$3,500,000
$3,000,000
$2,500,000
$2,000,000
$1,500,000
$1,000,000
$500,000
$0
Trading Volume
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Month
Trading volume is down 95% since announcing intent to explore strategic alternatives